                                       UNITED STATES
                            SECURITIES AND EXCHANGE COMMISSION
                                  WASHINGTON, D.C. 20549

                                       SCHEDULE 13D

                         Under the Securities Exchange Act of 1934

                                    (Amendment No. 3)*

                                  FRENCH FRAGRANCES, INC.
                                     (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01 PER SHARE
                              (Title of Class of Securities)

                                        357 658 103
                                      (CUSIP Number)

                                 Bedford Capital Corporation
                               Scotia Plaza, 40 King St. West
                            Ste. 4712, Toronto, ON, M5H 3Y2 Canada
                                Attention: E. Scott Beattie
                                      (416) 366-6130

                 (Name, Address and Telephone Number of Person Authorized to
                             Receive Notices and Communications)

                                       MARCH 15, 1997

                   (Date of Event which Requires Filing of this  Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       SCHEDULE 13D

              CUSIP NO. 357 658 103
                        ------------

          1       NAME OF REPORT PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BEDFORD CAPITAL CORPORATION

          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [ ]
          3       SECURITIES AND EXCHANGE COMMISSION USE ONLY

          4       SOURCE OF FUNDS*
                  OO

          5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

          6       CITIZENSHIP OR PLACE OF ORGANIZATION
                  CANADA

               NUMBER OF                7      SOLE VOTING POWER

                SHARES                         ---

             BENEFICIALLY               8      SHARED VOTING POWER
               OWNED BY                        ----
                EACH                    9      SOLE DISPOSITIVE POWER
              REPORTING                        ----
               PERSON                  10      SHARED DISPOSITIVE POWER
                WITH                           ----

         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  ---

         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*          [ ]

         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  ---

         14       TYPE OF REPORTING PERSON*
                  CO

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!
                INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                       SCHEDULE 13D

              CUSIP NO. 357 658 103
                        ------------

          1       NAME OF REPORT PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BEDFORD CAPITAL FINANCIAL CORPORATION

          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [ ]
          3       SECURITIES AND EXCHANGE COMMISSION USE ONLY

          4       SOURCE OF FUNDS*
                  OO, PF

          5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

          6       CITIZENSHIP OR PLACE OF ORGANIZATION
                  LIBERIA

               NUMBER OF                7      SOLE VOTING POWER

                SHARES                         713,251

             BENEFICIALLY               8      SHARED VOTING POWER
                OWNED BY                        ---
                 EACH                   9      SOLE DISPOSITIVE POWER

               REPORTING                       713,251

                PERSON                 10      SHARED DISPOSITIVE POWER
                 WITH                          ---

         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  713,251

         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*          [ ]

         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.3%

         14       TYPE OF REPORTING PERSON*

                  CO

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!
                INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                       SCHEDULE 13D

              CUSIP NO. 357 658 103
                        ------------

          1       NAME OF REPORT PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RICHARD C.W. MAURAN

          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [ ]
          3       SECURITIES AND EXCHANGE COMMISSION USE ONLY

          4       SOURCE OF FUNDS*
                  PF, OO

          5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

          6       CITIZENSHIP OR PLACE OF ORGANIZATION
                  UNITED KINGDOM

               NUMBER OF                7      SOLE VOTING POWER

                SHARES                         1,871,992

             BENEFICIALLY               8      SHARED VOTING POWER
                OWNED BY                        ---
                 EACH                   9      SOLE DISPOSITIVE POWER

               REPORTING                       1,871,992

                PERSON                 10      SHARED DISPOSITIVE POWER
                 WITH                          ----

         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,871,992

         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*          [ ]


         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  13.3%

         14       TYPE OF REPORTING PERSON*
                  IN

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!
                INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

          Reference is made to the Statement on Schedule 13D dated April 16, 1996, as amended by Amendment No. 1 to Schedule 13D dated May 28, 1996 and Amendment No. 2 to Schedule 13D dated July 3, 1996, filed on behalf of Bedford Capital Financial Corporation, a Liberian corporation ("BCFC"), Bedford Capital Corporation, a Canadian corporation which is a wholly-owned subsidiary of BCFC ("Bedford"), and Richard C.W. Mauran.

          Each of BCFC, Bedford and Mr. Mauran (collectively, the "Reporting Entities") was a beneficial owner of at least 5 percent of the Common Stock, par value $.01 per share ("Common Stock") of French Fragrances, Inc., a Florida corporation (the "Company"), and was subject to the terms of the Bedford Agreements (as defined in Item 6) which used to govern the voting and disposition rights with respect to their respective shares of Common Stock. The Reporting Entities were deemed a group pursuant to
     Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"). Effective March 15, 1997, the Bedford Agreements (as defined in
     Item 6) were terminated resulting in the following: (i) Bedford no longer has any voting rights or beneficial ownership as to any of the shares of Common Stock owned by any of the investors in the Bedford Funds (as defined in Item 2), including BCFC and Mr. Mauran, and is no longer a Schedule 13D filer; (ii) the investors in the Bedford Funds can vote and dispose of their shares of Common Stock without the consent of any person or other contractual restrictions; (iii) BCFC and Mr. Mauran no longer constitute a group pursuant to Section 13(d) of the Act; and (iv) BCFC and Mr. Mauran will each file separate Schedule 13D with respect to their ownership interests in the Common Stock.

     Item 1.    SECURITY AND ISSUER

          The class of securities to which this statement relates is the Common Stock of the Company. The Company's executive offices are located at 14100 N.W. 60th Avenue, Miami Lakes, Florida 33014.

     Item 2.    IDENTITY AND BACKGROUND

          This statement is filed on behalf of the Reporting Entities. BCFC's principal business is fund management and merchant banking activities in North America and Europe. Bedford's principal business is providing financial advice and equity, through private pools of capital (Bedford Funds I and II, collectively, the "Bedford Funds"), to middle market companies. Mr. Mauran, a U.K. citizen, is a private investor, Chairman and President of BCFC and a director of the Company and of Bedford.

          BCFC's principal business and office address is Charlotte House, Second Floor, Shirley Street, P.O. Box N964, Nassau, Bahamas. Bedford's principal business and office address is Scotia Plaza, 40 King Street West, Suite 4712, Toronto, Ontario M5H 3Y2, Canada. Mr. Mauran's business address is c/o Bedford Capital Corporation, Scotia Plaza, 40 King Street West, Suite 4712, Toronto, Ontario M5H 3Y2, Canada.

          The names, citizenship, business addresses and principal occupations or employment of each of the executive officers and directors of BCFC and Bedford are set forth in Annex A hereto, which is incorporated herein by reference.

          During the last five years, neither the Reporting Entities nor any of the persons listed in Annex A hereto have been convicted in a criminal proceeding. During the last five years, neither the Reporting Entities nor any of the persons listed in Annex A hereto have been parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     Item 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The shares of Common Stock (the "Shares") to which this Schedule relates include (i) shares of Common Stock issuable upon the exercise of stock options that are exercisable within 60 days of the date hereof (the "Options"), (ii) shares of Common Stock issuable upon the conversion of the Company's Series B Convertible Preferred Stock, $.01 par value per share ("Series B Preferred"), (iii) shares of Common Stock issuable upon the conversion of the Company's Series C Convertible Preferred Stock, $.01 par value per share ("Series C Preferred") and (iv) in the case of Mr. Mauran and certain other investors in the Bedford Funds, shares of Common Stock issuable upon the conversion of the Company's 7.5% Subordinated Convertible Debentures Due 2006 (the "7.5% Debentures"). The Common Stock, Options and Series B Preferred to which this statement relates were acquired pursuant to the merger in November 1995 (the "Merger") of a Florida corporation known as French Fragrances, Inc. ("FFI"), of which Mr. Mauran, BCFC and the other investors in the Bedford Funds (including companies affiliated with certain persons listed in Annex A hereto), were shareholders, with and into the Company (which was then known as Suave Shoe Corporation). For purposes of this Schedule, investors in the Bedford Funds (other than Mr. Mauran and BCFC) which were shareholders of FFI at the time of the Merger, are hereinafter collectively referred to as the "Investors." Following the Merger, Suave Shoe Corporation, as the surviving Corporation, changed its corporate name to French Fragrances, Inc. Upon the effectiveness of the Merger, all of the shares of capital stock of FFI owned by Mr. Mauran, BCFC and the Investors were converted into shares of the equivalent capital stock of the Company in accordance with the terms of the Agreement and Plan of Merger, dated as of May 19, 1995, between Suave and FFI (the "Merger Agreement"). In addition, certain options to purchase common stock of FFI held by Mr. Mauran and Messrs. J.W. Nevil Thomas and E. Scott Beattie (who are listed in Annex A hereto) were converted into the Options in accordance with the terms set forth in the Merger Agreement. Messrs. Mauran, Thomas and Beattie are directors of the Company.

          In addition, in March 1996, certain of the Reporting Entities acquired shares of the Company's Series C Preferred, which are immediately convertible into shares of Common Stock on a one-for-one basis upon payment of a conversion price of $5.25 per share. In exchange for $3,000,000 of financing (the "Financing"), the Company issued $3,000,000 aggregate principal amount of 8% Secured Subordinated Debentures Due 2005, Series II, and 571,429 shares of Series C Preferred to the investors in Bedford Fund
     II. BCFC, directly, Mr. Mauran, directly and indirectly, and Messrs. Thomas, Beattie and Murray Armitage, who are officers and directors of Bedford, indirectly, acquired shares of Series C Preferred in connection with the Financing.

          In July 1996, Mr. Mauran directly and Messrs. Beattie and Armitage indirectly, also acquired 7.5% Debentures, which are immediately convertible into the number of shares of Common Stock corresponding to the principal amount of 7.5% Debentures being converted divided by $7.20. The 7.5% Debentures were issued in exchange (the "Exchange Offer") for the outstanding shares of Series A Preferred Stock, $.01 par value, and outstanding principal amount of 12.5% Secured Subordinated Debentures Due 2002 of the Company.

     Item 4.      PURPOSE OF TRANSACTION

          As described in Item 3 above, the Shares (and the convertible securities to which a portion of the Shares relate) were acquired in connection with the Merger, the Financing and the Exchange Offer and were acquired for investment purposes.

          As discussed above, the termination of the Bedford Agreements, among other things, permits the investors in the Bedford Funds, including Mr. Mauran and BCFC, to have the right to vote and dispose of their shares without contractual restriction. Mr. Mauran, BCFC or the other Investors, as the case may be, may, from time to time, exercise the Options, convert the Series B Preferred, Series C Preferred or 7.5% Debentures or purchase additional shares of Common Stock, sell or otherwise dispose of shares of Common Stock, Series B Preferred, Series C Preferred or 7.5% Debentures, make or receive proposals and enter into negotiations with respect to such transactions, or surrender such shares of Common Stock, Series B Preferred, Series C Preferred, such 7.5% Debentures or such other securities of the Company owned by Mr. Mauran, BCFC or the other Investors in connection with any merger, tender offer or other acquisition transaction involving the Company. Such decisions will be based upon the prevailing price or offered price of the Common Stock, the Series B Preferred, the Series C Preferred and the 7.5% Debentures, the value of the consideration being offered in any merger, tender offer or other acquisition transaction involving the securities of the Company and other relevant factors.

          Except with respect to the potential transfer of certain securities of the Company by Mr. Mauran to entities controlled by him, neither BCFC, Mr. Mauran nor any of the persons listed in Annex A hereto has any present intention to effect any of the transactions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

     Item 5.      INTEREST IN SECURITIES OF THE ISSUER

          As a result of the termination of the Bedford Agreements, as of the date hereof, Bedford, is no longer the beneficial owner of any shares.

          In February 1997, BCFC gifted an aggregate 25,172 shares of Series B Preferred and 46,272 shares of Series C Preferred to K&K Trust and Wilshire Trust, two trusts which are organized outside of the United States. As of the date hereof, BCFC, by virtue of Rule 13d-3 under the Act, may be deemed to be the beneficial owner of 713,251 shares of Common Stock (the "BCFC Shares") (approximately 5.3% of the outstanding Common Stock), which includes 417,801 shares of Common Stock owned by BCFC, 240,378 shares of Common Stock issuable upon the conversion of Series B Preferred owned by BCFC and 55,072 shares of Common Stock issuable upon the conversion of Series C Preferred owned by BCFC. BCFC has sole voting and dispositive power over the BCFC shares.

          As of the date hereof, Mr. Mauran, by virtue of Rule 13d-3 under the Act, may be deemed to be the beneficial owner of 1,871,992 shares of Common Stock (the "Mauran Shares") (approximately 13.3% of the outstanding Common Stock), which includes 879,859 shares of Common Stock owned directly by Mr. Mauran, 125,000 shares of Common Stock owned by Devonshire Trust ("Devonshire"), a trust of which Mr. Mauran is a trustee, 110,680 shares of Common Stock issuable upon the conversion of Series B Preferred owned by Devonshire, 108,254 shares of Common Stock issuable upon the conversion of Series C Preferred owned directly by Mr. Mauran, 23,264 shares of Common Stock issuable upon the conversion of Series C Preferred owned by Devonshire, 489,051 shares of Common Stock issuable upon the conversion of Series B Preferred owned by Euro Credit Investments Limited ("Eurocredit"), a Company controlled by Mr. Mauran, 110,964 shares of Common Stock issuable upon conversion of 7.5% Debentures held by Mr. Mauran and 24,920 shares of Common Stock issuable upon the exercise of Options held by Mr. Mauran. Mr. Mauran, Devonshire and Eurocredit, as the case may be, have sole voting and dispositive power over the Mauran Shares.

          As of the date hereof, J.W. Nevil Thomas, one of the persons listed in Annex A hereto, by virtue of Rule 13d-3 under the Act, may be deemed to be the beneficial owner of 119,101 shares of Common Stock (the "Thomas Shares") (less than 1% of the outstanding Common Stock), which consists of 53,400 shares of Common Stock issuable upon the exercise of Options held by Mr. Thomas, 54,019 shares of Common Stock issuable upon the conversion of Series B Preferred owned by Nevcorp, Inc. ("Nevcorp"), a Company controlled by Mr. Thomas, and 11,682 shares of Common Stock issuable upon the conversion of Series C Preferred owned by Nevcorp. Mr. Thomas has sole voting and dispositive power over the Thomas Shares.

          As of the date hereof, E. Scott Beattie, one of the persons listed in Annex A hereto, by virtue of Rule 13d-3 under the Act, may be deemed to be the beneficial owner of 251,225 shares of Common Stock (the "Beattie Shares") (approximately 1.9% of the outstanding Common Stock), which includes 64,201 shares of Common Stock owned by E.S.B. Consultants, Inc. ("ESB"), a Company controlled by Mr. Beattie, 42,442 shares of Common Stock issuable upon the conversion of Series B Preferred owned by ESB, 9,185 shares of Common Stock issuable upon the conversion of Series C Preferred owned by ESB, 1,163 shares of Common Stock issuable upon conversion of 7.5% Debentures held by ESB, and 134,234 shares of Common Stock issuable upon the exercise of Options held by Mr. Beattie. Mr. Beattie has sole voting and dispositive power with respect to the Beattie Shares.

     <PAGE

          As of the date hereof, J. Murray Armitage, one of the persons listed in Annex A hereto, by virtue of Rule 13d-3 under the Act, may be deemed to be the beneficial owner of 203,051 shares of Common Stock (the "Armitage Shares") (approximately 1.5% of the outstanding Common Stock), which includes 17,000 shares of Common Stock owned by Mr. Armitage, 116,889 shares of Common Stock owned by Canmerge Consultants Limited ("Canmerge"), a Company controlled by Mr. Armitage, or by Mr. Armitage, 54,019 shares of Common Stock issuable upon the conversion of Series B Preferred owned by Canmerge, 11,682 shares of Common Stock issuable upon the conversion of Series C Preferred owned by Canmerge and 3,461 shares of Common Stock issuable upon conversion of 7.5% Debentures held by Canmerge. Mr. Armitage has sole voting and dispositive power with respect to the Armitage Shares.




          To the knowledge of the Reporting Entities, no investor in the Bedford Funds other than BCFC and Mr. Mauran, by virtue of Rule 13d-3 under the Act, may be deemed to be the beneficial owner of greater than 5% of the outstanding Common Stock.




          Except as set forth herein, neither the Reporting Entities nor any of the persons listed in Annex A hereto have effected any transactions in the Company's Common Stock during the past 60 days.

     Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          On July 2, 1992, Bedford and certain shareholders, including, among others, Mr. Mauran, BCFC, Devonshire, Canmerge, ESB and the other investors in Bedford Fund I, entered into a shareholders agreement (the "Fund I Agreement") whereby such shareholders granted to Bedford sole voting power with respect to the shares of Common Stock held by such shareholders. The Fund I Agreement contains restrictions on transfer and first refusal rights with respect to the shares of Common Stock covered thereby.
          On February 14, 1995, Bedford and certain owners of Series B Preferred Stock of FFI consisting of Investors in Bedford Fund II, including BCFC, Devonshire, Canmerge, Nevcorp, ESB and Euro Credit, entered into a shareholders agreement (the "Fund II Agreement" and collectively with the Fund I Agreement, the "Bedford Agreements"), whereby such owners granted to Bedford sole voting power with respect to the shares of Common Stock issuable upon conversion of the Series B Preferred owned by such owners. The Fund II Agreement contains restrictions on transfer and first refusal rights with respect to the shares of Series B Preferred and of Common Stock issuable upon the conversion of the Series B Preferred covered thereby. On February 23, 1996, the Fund II Agreement was amended (i) to grant to Bedford sole voting power with respect to the shares of Common Stock issuable upon conversion of the Series C Preferred owned by the investors in Bedford Fund II and (ii) to extend the restrictions on transfer and first refusal rights to the shares of Series C Preferred and the shares of Common Stock issuable upon the conversion of the Series C Preferred.

          Effective March 15, 1997, the Bedford Agreements were terminated. There are currently no restrictions as to the voting or disposition of any of the securities of the Company held by any of the Reporting Persons.

     Item 7.      MATERIAL TO BE FILED AS EXHIBITS:

                  None.

                                         SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     Dated: March 25, 1997                 BEDFORD CAPITAL CORPORATION


                                           By: *
                                               ----------------------------
                                               E. Scott Beattie
                                               Executive Vice President



                                           By: */s/ OSCAR E. MARINA
                                               ----------------------------
                                               Oscar E. Marina
                                               Attorney-in-fact

                                         SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     Dated: March 25, 1997                 BEDFORD CAPITAL FINANCIAL
                                           CORPORATION


                                           By: *
                                               ---------------------------
                                               Suzanne Black
                                               Chief Financial Officer


                                           By: *   /s/ OSCAR E. MARINA
                                               ---------------------------
                                               Oscar E. Marina
                                               Attorney-in-fact

                                         SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     Dated: March 25, 1997                 -----------------------------
                                           Richard C.W. Mauran*



                                           By: *   /s/ OSCAR E. MARINA
                                               ---------------------------
                                               Oscar E. Marina
                                               Attorney-in-fact

                                        ANNEX A

                          EXECUTIVE OFFICERS AND DIRECTORS OF
                              BEDFORD CAPITAL CORPORATION


                                                          PRINCIPAL
                                                          OCCUPATION AND
   NAME AND TITLE                 CITIZENSHIP             BUSINESS ADDRESS (1)
   --------------                 -----------             --------------------

   Richard C.W. Mauran            United Kingdom          Private Investor
   Director

   J.W. Nevil Thomas              Canada                  President of Nevcorp
   Chairman, Co-Chief                                      Inc.
   Executive Officer
   and Director

   J.M Armitage                   Canada                  President of Canmerge
   President, Co-Chief                                     Consultants Ltd.
   Executive Officer
   and Director

   E. Scott Beattie               Canada                  President of E.S.B.
   Executive Vice-President                                Consultants, Inc.
   and Director

   Peter Van der Velden           Canada
   Vice-President
   ---------------

   <F1>
   (1) The business address of all persons is Scotia Plaza, 40 King Street West, Suite 4712, Toronto, ON, Canada M5H 3Y2.

                                        ANNEX A

                          EXECUTIVE OFFICERS AND DIRECTORS OF
                         BEDFORD CAPITAL FINANCIAL CORPORATION


                                                          PRINCIPAL
                                                          OCCUPATION AND
   NAME AND TITLE                 CITIZENSHIP             BUSINESS ADDRESS (1)
   --------------                 -----------             --------------------
   Richard C.W. Mauran            United Kingdom          Private Investor
   Chairman, Chief Executive
   Officer, and President

   J.W. Nevil Thomas              Canada                  President of Nevcorp
   Assistant Secretary                                     Inc.
   and Director

   J.M. Armitage                  Canada                  President of Canmerge
   Director                                                Consultants Ltd.

   Lynn Holowesko                 Bahamas                 Partner, Higgs & Kelly
   Secretary and Director

   Suzanne Janet Black            Bahamas                 Managing Director,
   Treasurer, Chief Financial                              Black & Associates Ltd.
   Officer and Director

   Peter Schlesinger              Canada                  Private Investor
   Director

   John Conway Stradwick, Jr.     Canada                  Director of The GAN
   Director                                                Company of Canada Ltd.

   Sir John Montgomery            England                 Financial Advisor and
   Director                                                Investor

   ----------------

   <F1>
   (1) The business address of all persons other than Mr. Messrs. Mauran, Armitage and Thomas is Charlotte House, 2nd Floor, Shirley Street, P.O. Box N964, Nassau, Bahamas. The business address of Messrs. Mauran, Armitage and Thomas is Scotia Plaza, 40 King Street West, Suite 4712, Toronto, ON, Canada M5H 3Y2.